UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Dated as of December 29, 2003


                                   NETIA S.A.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                                 UL.POLECZKI 13
                              02-822 WARSAW, POLAND
--------------------------------------------------------------------------------
                    (Address of principal executive office)




[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F |X|      Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release dated November 4, 2003.

2. Press Release dated November 12, 2003.

3. Press Release dated November 25, 2003.

4. Press Release dated November 26, 2003.

5. Press Release dated December 1, 2003.

6. Press Release dated December 8, 2003.

7. Press Release dated December 12, 2003.

8. Press Release dated December 17, 2003.

9. Press Release dated December 19, 2003.

10. Press Release dated December 29, 2003.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------
                               Contact:      Anna Kuchnio (IR)
                                             +48-22-330-2061
                                             Jolanta Ciesielska (Media)
                                             +48-22-330-2407
                                             Netia
                                             -or-
                                             Mark Walter
                                             Taylor Rafferty, London
                                             +44(0)20-7936-0400
                                             -or-
                                             Abbas Qasim
                                             Taylor Rafferty, New York
                                             +1-212-889-4350

NETIA'S SHARE CAPITAL AS OF NOVEMBER 1, 2003
--------------------------------------------

WARSAW, Poland - November 4, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced its share capital has increased in connection with the exercise of certain warrants issued by Netia.

I. SHARE CAPITAL.

As of November 1, 2003, Netia's issued and outstanding share capital was PLN 344,393,130 and represented 344,393,130 shares, PLN 1 par value per share, each share giving right to one vote at Netia's general meeting of shareholders. A motion for the registration of the share capital increase by the Polish court will be filed on November 6, 2003.

II. WARRANTS ISSUED.

As of November 1, 2003, Netia issued 347,918 series J shares pursuant to the exercise of 220,507 two-year subscription warrants and 127,411 three-year subscription warrants by their holders at an issue price of PLN 2.53 per share. Each series J share entitles its holder to one vote at Netia's general meeting of shareholders. Netia's series J shares are publicly traded on the Warsaw Stock Exchange ("WSE") under the same code as all other ordinary shares of Netia i.e. PLNETIA00014.

The subscription warrants were exercised in accordance with Netia's Polish prospectus, dated April 17, 2002, as amended.

III. OUTSTANDING WARRANTS.

As of October 2, 2003, the following warrants were traded on WSE:

(a) 32,203,714 two-year subscription warrants were traded on WSE under the ticker "NETPPO2, entitling their holders to subscribe for Netia's series J shares by April 29, 2005; and

(b) 32,296,810 three-year subscription warrants were traded on WSE under the ticker "NETPPO3, entitling their holders to subscribe for Netia's series J shares by April 29, 2006.

IV. UPDATED INFORMATION ON NETIA'S SHARE CAPITAL.

Current information on Netia's share capital increases is constantly updated and made available at the Polish National Depositary for Securities and WSE as well as on Netia's website (www.investor.netia.pl). The share capital as currently registered by the Polish court, in the amount of PLN 344,382,304, reflects the status as of October 1, 2003, and will be amended following the consideration of a motion for the share capital increase to be filed with the court on November 6, 2003.

Share capital increases in connection with the exercise of Netia's outstanding warrants will be announced both in Poland and in the U.S. in the form of a press release once a month by the 8th day of each month, and, in addition, each time in the event of an exercise of warrants constituting 5% or more of all warrants issued by Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its current report dated August 13, 2003, its current report dated September 23, 2003 and its current report dated October 1, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE

                                     Contact:       Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350

ACQUISITION OF NETIA SHARES
---------------------------

WARSAW, Poland - November 12, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it was informed by Pioneer Pekao Investment Management S.A. (the "Shareholder") that the Shareholder exceeded the threshold of 5% of Netia's shares, held by the Shareholder on behalf of its clients. In accordance with the received notice, the Shareholder owned 17,261,012 shares of Netia, representing approximately 5.01% of Netia's outstanding share capital and 5.01% of the total voting power at Netia's general meeting of shareholders.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                    Contact:       Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   +1-212-889-4350


NETIA SHAREHOLDERS' CLAIMS CHALLENGING A SHAREHOLDER RESOLUTION
---------------------------------------------------------------

WARSAW, Poland - November 25, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that Millennium Communications S.A. and Genesis Sp. z o.o., two shareholders (the "Shareholders") holding jointly 318 Netia's shares which constitute 0.0000009% of Netia's share capital, filed claims to the Regional Court in Warsaw requesting the invalidation of a resolution on Netia's merger with certain of its wholly owned subsidiaries adopted by the Extraordinary General Meeting of Shareholders held on October 30, 2003 and separate claims to the District Court for the Capital City of Warsaw for the suspension of the proceedings on registration of Netia's merger with certain of its subsidiaries in the relevant registry.

Netia believes that the resolution of the Extraordinary General Meeting of Shareholders dated October 30, 2003 was adopted in compliance with law and that Netia's merger with certain of its wholly owned subsidiaries does not violate any of the Netia's shareholders' rights. Due to those reasons the claims are obviously unsubstantiated. Netia intends to petition the court for the dismissal of the claims and request a payment of a tenfold amount of Netia's court costs by the Shareholders, based on art. 423 of the Polish Commercial Companies Code.



Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                    Contact:       Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   +1-212-889-4350

AQUISITION OF NETIA SHARES
--------------------------

WARSAW, Poland - November 26, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it has received a notification from Pioneer Pekao Investment Management SA ("PPIM") -- on request of Pioneer Pekao Towarzystwo Funduszy Inwestycyjnych S.A. and on behalf of the investment funds listed below, which are part of Pioneer Pekao Towarzystwo Funduszy Inwestycyjnych S.A. -- stating that a 5% threshold of the total number of votes at Netia's General Meeting of Shareholders has been exceeded "with respect to shares being part of the Pioneer investment funds portfolios managed by PPIM".

According to the notification, the following investment funds:

1.   Pioneer Zrownowa?ony Fundusz Inwestycyjny Otwarty;

2.   Pioneer Agresywnego Inwestowania Fundusz Inwestycyjny Otwarty;

3.   Pioneer Sektora Us(3)ug Inwestycyjny Otwarty;

4.   Pioneer Stabilnego Wzrostu Fundusz Inwestycyjny Otwarty;

5.   Pioneer Akcji Fundusz Inwestycyjny Otwarty;

6.   Pioneer Indeksowy Fundusz Inwestycyjny Otwarty;

7.   Specjalistyczny Fundusz Inwestycyjny Otwarty Telekomunikacji Polskiej;

8.   Pioneer Arbitra?owy Fundusz Inwestycyjny Otwarty;

jointly hold 17,244,034 of Netia's shares, which constitutes 5.01% of the Netia's share capital, and entitles the holders thereof to exercise 17,244,034 votes at Netia's General Meeting of Shareholders, constituting 5.01% of the total number of votes at Netia's General Meeting of Shareholders.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                      Contact:       Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350


NETIA INTRODUCES NEW TARIFF PLANS FOR VOICE SERVICES
----------------------------------------------------

WARSAW, Poland - December 1, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced the introduction of new tariff plans for its voice services, effective December 1, 2003.

The new tariffs plans with per-second billing "Effective Pro" (for direct voice services) and "Entrepreneurial Pro" (for indirect voice services) complement Netia's existing offering and are targeted particularly to business customers.

The prices per minute of connection when using the Effective Pro and Entrepreneurial Pro tariff plans are as follows *:


-------------------------------------------------------------------------------------------------------------
              Call type                               Days / hours                   Price per minute, PLN
                                                                                      net of VAT (gross)
-------------------------------------------------------------------------------------------------------------
Local **                                     From 8 am to 10 pm / all days                0.10 (0.12)
-------------------------------------------------------------------------------------------------------------
Local **                                     From 10 pm to 8 am / all days                0.08 (0.10)
-------------------------------------------------------------------------------------------------------------
Fixed-to-mobile                             From 8 am to 6 pm / working days              0.98 (1.20)
-------------------------------------------------------------------------------------------------------------
Fixed-to-mobile                         From 6 pm to 8 am during working days /           0.85 (1.04)
                                                        holidays
-------------------------------------------------------------------------------------------------------------
Domestic long distance                      From 8 am to 6 pm / working days              0.24 (0.29)
-------------------------------------------------------------------------------------------------------------
Domestic long distance                  From 6 pm to 8 am during working days /           0.18 (0.22)
                                                        holidays
-------------------------------------------------------------------------------------------------------------

* Price for a connection shorter than 60 seconds is rounded to the price per minute, then each following second of a connection costs 1/60 of a price per minute.

** For direct voice services only.

The above tariff plans do not provide for a call set up charge. The monthly fees for direct voice services amount to PLN 38 net (PLN 46.36 gross) for analogue lines; PLN 51 net (PLN 62.22 gross) for ISDN Duo; and PLN 700 net (PLN 854.00 gross) for ISDN Multi, accordingly. The minimal fee for indirect voice services amounts to PLN 60 net (PLN 73.20 gross).

The remaining charges in the "Effective Pro" and "Entrepreneurial Pro" tariff plans are identical with the charges applied in "Effective" (direct voice services) and "Entrepreneurial" (indirect voice services) tariff plans.



Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                    Contact:      Anna Kuchnio (IR)
                                                  +48-22-330-2061
                                                  Jolanta Ciesielska (Media)
                                                  +48-22-330-2407
                                                  Netia
                                                  -or-
                                                  Mark Walter
                                                  Taylor Rafferty, London
                                                  +44(0)20-7936-0400
                                                  -or-
                                                  Abbas Qasim
                                                  Taylor Rafferty, New York
                                                  +1-212-889-4350


NETIA'S SHARE CAPITAL AS OF DECEMBER 1, 2003
--------------------------------------------

WARSAW, Poland - December 8, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced its share capital has increased in connection with the exercise of certain warrants issued by Netia.

V. SHARE CAPITAL.

As of December 1, 2003, Netia's issued and outstanding share capital was PLN 344,393,550 and represented 344,393,550 shares, PLN 1 par value per share, each share giving right to one vote at Netia's general meeting of shareholders.

A motion for the registration of the share capital increase by the Polish court was filed on December 8, 2003.


VI. WARRANTS ISSUED.

As of December 1, 2003, Netia issued 348,338 series J shares pursuant to the exercise of 220,717 two-year subscription warrants and 127,621 three-year subscription warrants by their holders at an issue price of PLN 2.53 per share. Each series J share entitles its holder to one vote at Netia's general meeting of shareholders. Netia's series J shares are publicly traded on the Warsaw Stock Exchange ("WSE") under the same code as all other ordinary shares of Netia i.e. PLNETIA00014.

The subscription warrants were exercised in accordance with Netia's Polish prospectus, dated April 17, 2002, as amended.

VII. OUTSTANDING WARRANTS.

As of December 2, 2003, the following warrants were traded on WSE:

(c) 32,203,504 two-year subscription warrants were traded on WSE under the ticker "NETPPO2, entitling their holders to subscribe for Netia's series J shares by April 29, 2005; and

(d) 32,296,600 three-year subscription warrants were traded on WSE under the ticker "NETPPO3, entitling their holders to subscribe for Netia's series J shares by April 29, 2006.


VIII. UPDATED INFORMATION ON NETIA'S SHARE CAPITAL.

Current information on Netia's share capital increases is constantly updated and made available at the Polish National Depositary for Securities and WSE as well as on Netia's website (www.investor.netia.pl). The share capital as currently registered by the Polish court, in the amount of PLN 344,393,130, reflects the status as of November 1, 2003, and will be amended following the consideration of a motion for the share capital increase filed with the court on December 8, 2003.

Share capital increases in connection with the exercise of Netia's outstanding warrants will be announced both in Poland and in the U.S. in the form of a press release once a month by the 8th day of each month, and, in addition, each time in the event of an exercise of warrants constituting 5% or more of all warrants issued by Netia.



Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                     Contact:      Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   +1-212-889-4350


NETIA TO BE INCLUDED IN WIENER BOERSE'S PTX INDEX
-------------------------------------------------


WARSAW, Poland - December 12, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that pursuant to the decision of the Wiener Boerse, Netia's shares will be included into the PTX Index (the Polish Traded Index), being a part of the Wiener Boerse's "CECE Index Family" indices for Central and Eastern European companies, effective January 15, 2004.

The PTX Index reflects in real-time the movement of the selected Polish stocks with high market capitalization and liquidity. Other stock selection criteria include price availability, sector representativity and market interest.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                    Contact:       Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   +1-212-889-4350

DISMISSAL OF LAWSUIT AGAINST NETIA
----------------------------------


WARSAW, Poland - December 17, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that on December 16, 2003, the Regional Court in Warsaw, XVI Commercial Department resolved the case instituted by a lawsuit filed by Millennium Communications S.A. ("Millennium") against Netia, to ban Netia from unfair competition practices and for damages of PLN 50,000,000.

The Regional Court dismissed in full all demands included in Millennium's lawsuit and adjudicated that Netia be reimbursed for the costs of the proceeding of PLN 18,000. In the oral justification of the award, the Court pointed out that Millennium failed to support its claims with any reliable evidence. Given the fact that Millennium's claim was completely groundless, the Regional Court imposed on Millennium the maximum costs of the proceedings permitted under the provisions of procedural law.

This award, although not yet final, is yet another verdict issued to Millennium's disadvantage during a long-lasting dispute between the parties. In February 2003, the Regional Court in Warsaw adjudicated that Millennium must pay Netia PLN 11,500,000 plus contractual interest as a repayment of a loan granted in 2000. In the same case in May 2003, the Court secured the enforcement of the above verdict by attaching all of the shares owned by Millenium in Genesis Sp. z o.o. Millennium is the minor shareholder which filed a claim to the Regional Court in Warsaw requesting the invalidation of a resolution on Netia's merger with certain of its wholly owned subsidiaries adopted by the Extraordinary General Meeting of Shareholders held on October 30, 2003 (see release of November 25, 2003).

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                   Contact:       Anna Kuchnio (IR)
                                                  +48-22-330-2061
                                                  Jolanta Ciesielska (Media)
                                                  +48-22-330-2407
                                                  Netia
                                                  -or-
                                                  Mark Walter
                                                  Taylor Rafferty, London
                                                  +44(0)20-7936-0400
                                                  -or-
                                                  Abbas Qasim
                                                  Taylor Rafferty, New York
                                                  +1-212-889-4350


NETIA INTRODUCES IP VPN AND INTERLINIA STANDARD SERVICES
--------------------------------------------------------

WARSAW, Poland - December 19, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced the introduction of its new data transmission service for business customers: IP VPN.

With this new service, Netia offers to connect the offices of multi-location companies with a virtual private network, fully operated by Netia. The service includes network design, configuration, maintenance and consultancy services. Fees are dependent on customer requirements and locations to be connected.

Netia has so far offered IP VPN services based on a platform owned by aewiat Internet S.A., a subsidiary acquired in April 2003. The new IP VPN product enables the provision of IP VPN services based on Netia's data transmission network.

In addition, starting December 19, 2003, Netia introduced a new service of unlimited Internet dial-up access for users of ISDN Duo lines. The service called "Interlinia Standard" is available in three pricing options, depending on a declared period of usage. The monthly subscription fee in each option is PLN 149 net of VAT (PLN 159.43 gross).


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                 Contact:      Anna Kuchnio (IR)
                                               +48-22-330-2061
                                               Jolanta Ciesielska (Media)
                                               +48-22-330-2407
                                               Netia
                                               -or-
                                               Mark Walter
                                               Taylor Rafferty, London
                                               +44(0)20-7936-0400
                                               -or-
                                               Abbas Qasim
                                               Taylor Rafferty, New York
                                               +1-212-889-4350


CANCELLATION OF NETIA'S OUTSTANDING LOCAL LICENSE FEES
------------------------------------------------------

WARSAW, Poland - December 29, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that the Polish Minister of Infrastructure issued the decisions, dated December 23, 2003, canceling the outstanding local license fee obligations along with the prolongation fees owed in connection with the prior deferrals of the license fee installments, in exchange for investments in the telecommunications infrastructure incurred in 2001 and 2002, to Netia's three subsidiaries: Netia Telekom Telmedia S.A., Netia Telekom Mazowsze S.A. and Netia Telekom Silesia S.A.

The total amount of the local license fees cancelled was approximately EUR 91.4 million. The total amount of the prolongation fees cancelled was approximately PLN 15.8 million.



Based on the received decisions, the outstanding local license fee obligations of the Netia group companies to be recorded in the financial results for the fourth quarter of 2003 will be reduced to zero. This cancellation will be reflected partly as a decrease in the value of the licenses and partly in the statements of operations. The above-mentioned decrease in the value of licenses is connected with the impairment test performed in the third quarter of 2003.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003 and its Current Report dated November 6, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Date:  December 29, 2003



                                      NETIA S.A.

                                      By: /S/ WOJCIECH MADALSKI
                                          ------------------------------------
                                      Name: Wojciech Madalski
                                      Title: President of the Company



                                      By: /S/ ZBIGNIEW LAPINSKI
                                          ------------------------------------
                                      Name: Zbigniew Lapinski
                                      Title: Chief Financial Officer